Date    25 July 2001
Number  05/01


MOU SIGNED FOR SALE OF MAJORITY STAKE IN COLUMBUS STAINLESS

BHP Billiton Plc (BHP Billiton) today announced the signing of a non-binding Memorandum of Understanding (MOU) between the partners of the Columbus Stainless Steel Joint Venture (Columbus) and the Spanish stainless steel producer, Acerinox S.A.(Acerinox), for the sale of 64 per cent of the joint venture.

Acerinox is listed on the Spanish Stock Exchange and is the world's fifth largest producer of stainless steel. BHP Billiton believes that the proposed transaction will provide Columbus with a stronger outlook in the consolidating global stainless steel environment.

The three equal partners in Columbus are Samancor, Highveld Steel and Vanadium Corporation Limited, and the Industrial Development Corporation of South Africa. BHP Billiton holds its interest in Columbus via its 60 per cent ownership of Samancor. The sale will result in BHP Billiton's effective interest in Columbus reducing from 20 per cent to 7.2 per cent.

The consideration for the transaction is 5.8 million Acerinox shares, subscribed equally by the partners. These shares equate to an 8.8 per cent interest in the increased issued share capital of Acerinox.

The proposed transaction is subject to negotiating binding agreements and obtaining regulatory approvals. It is expected to be effective from 1 January 2002, following the incorporation of the joint venture. BHP Billiton will take a charge, after tax and minority interests, of US$50 million to attributable profit in the results to 30 June 2001.





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